mgleespen@calfee.com 216.622.8684 Direct	[Calfee, Halter & Griswold LLP Letterhead]
March 20, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Terence O’Brien Accounting Branch Chief

Re:	RPM International Inc.
Form 10-K for the Fiscal Year Ended May 31, 2006
Filed August 10, 2006
File No. 1-14187
Dear Mr. O’Brien:
On behalf of RPM International Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to the staff’s comment letter dated February 22, 2007, regarding the above filing. For your convenience, we have repeated your comments in italics followed by our response.
Form 10-K for the Fiscal Year Ended May 31, 2006
General
1.	We note your reference to a third party who assisted you in calculating an estimate of your liability for unasserted potential future asbestos-related claims. Since your Form 10-K for the year ended May 31, 2006 and Forms 10-Q for the periods ended August 31 and November 30, 2006 are incorporated by reference into your Form S-8 (#333-1339906), you must either revise your Forms 10-K and 10-Q to delete this reference to an expert or you must include their consent in accordance with Section 436 of Regulation C.

Terence O’Brien
Accounting Branch Chief
March 20, 2007

Response:
The Company respectfully submits that a consent of Crawford & Winiarski (“C&W”) is not required to be filed under Section 7 of and Rule 436 under the Securities Act of 1933 for the reasons that follow.
Section 7 of and Rule 436 under the Securities Act of 1933
Section 7 of the Securities Act of 1933 (“Section 7”) provides that:
If any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement. If any such person is named as having prepared or certified a report or valuation (other than a public official document or statement) which is used in connection with the registration statement, but is not named as having prepared or certified such report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement....
Rule 436 under the Securities Act of 1933 (“Rule 436”) requires such consents only:
If any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement.... [or] [i]f it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such person as experts.... (emphasis added)
Facts
In determining the amount of the Company’s reserve for asbestos-related claims, the Company’s management was required to make and continues to make difficult, subjective and complex judgments with the assistance of outside advisors, including C&W. As disclosed in the Company’s 10-K for the year ended May 31, 2006 and Forms 10-Q for the periods ended August 31 and November 30, 2006, C&W was engaged to assist the Company with one component of the Company’s overall asbestos reserve, that being the Company’s estimation of its liability for

Terence O’Brien
Accounting Branch Chief
March 20, 2007

unasserted potential future claims, by performing certain mathematical, actuarial and related calculations and analyses.
The scope and results of C&W’s work was limited in the following ways:
•	C&W performed calculations based upon variances and different risk tolerances related to the following factors: (a) widely accepted forecasts of the population likely to have been exposed to asbestos; (b) epidemiological studies estimating the number of people likely to develop asbestos-related diseases; (c) historical rates at which mesothelioma incidences resulted in the payment of claims by the Company; (d) historical settlement averages to value the projected number of future compensable mesothelioma claims; (e) historical ratio of mesothelioma related indemnity payments to non-mesothelioma indemnity payments; and (f) historical defense costs and their relationship with total indemnity payments.

•	The Company’s management reviewed C&W’s calculations, challenged C&W’s assumptions, identified alternative assumptions and scenarios and assigned various weights and acceptable risk tolerance levels with respect to each of the factors used in C&W’s calculations. The Company used C&W’s calculations on this matter as only one of a number of factors that went into its independent estimation of its liability for unasserted potential future asbestos-related claims.
C&W presented the Company with calculations that the Company considered in determining its estimation of its liability for unasserted potential future asbestos-related claims which it considered in conjunction with its ongoing evaluation of the known asserted claims to develop an appropriate reserve. The importance to the Company of C&W’s calculations was limited by the fact that the Company performed the more important analytical functions relating to determining the reserve amount (e.g., analyzing, evaluating and adjusting C&W’s calculations in light of the weight the Company assigned to each of the factors and the acceptable risk tolerances with respect to each of the factors).
Discussion
The Company respectfully submits that C&W is not an “expert” within the meaning of Section 7 and Rule 436 thereunder, and, as a result, is not required to file an “expert’s” consent for the reasons that follow.
First, C&W’s work cannot be likened to that of other “experts” within the meaning of Section 7 and Rule 436 such as an audit of financial statements by an independent accountant. C&W was

Terence O’Brien
Accounting Branch Chief
March 20, 2007

retained because of its competency to perform the tasks requested of it. Inherent in the notion of an expert’s professional stature and of “expertised” information within the meaning of Section 7 and Rule 436 is that objective, rigorous and verifiable standards may be applied in evaluating such person’s analysis and work product so as to make those portions of a registration statement prepared or certified by such person more precise and reliable than others. Here, C&W’s work does not rise to the level of “expertised” information within the meaning of Section 7 and Rule 436 given the nature of its assignment. To characterize C&W as an “expert” within the meaning of Section 7 and Rule 436 would attribute to its work a degree of analytic review based on objective, rigorous and verifiable standards akin to that associated with independent accountants and their reports regarding financial statements contained in a registration statement. Such a characterization would be inconsistent with the facts.
Second, characterization of C&W as an “expert” within the meaning of Section 7 and Rule 436 would be misleading to investors because they would place undue reliance on, and take undue comfort from, the characterization of C&W as an “expert” within the meaning of Section 7 and Rule 436 and on the amount the Company has reserved for unasserted potential future asbestos-related claims for the reasons stated above. C&W’s work produced certain raw data that the Company then further analyzed, reevaluated and recalculated to include in its larger estimate of its overall reserve for known pending and unasserted potential future asbestos-related claims. The Company believes that C&W’s work should not be relied upon in the same way one would rely upon an independent accountant’s audit and related consent.
Third, C&W is not “named as having prepared or certified any part of the” Form 10-K or Forms 10-Q, is not “named as having prepared or certified a report or valuation for use in connection with the” filings, there is no “report or opinion” quoted or summarized as such in the filings and the filings do not state or imply that C&W has passed upon any information contained in it, as these phrases and terms are used in Section 7 and Rule 436. Instead, the filings (a) describe the methodology used by C&W in preparing its projection of the Company’s liability for unasserted potential future asbestos-related claims, and (b) make clear that management made its own determination with respect to its asbestos reserve for known pending and unasserted potential future asbestos-related claims.
The Company respectfully submits that, in light of the facts summarized above, C&W is not an “expert” within the meaning of Section 7 and Rule 436 for the reasons stated above, and therefore, no consent is required.

Terence O’Brien
Accounting Branch Chief
March 20, 2007

Note 12 — Revenue Recognition, page 37
2.	On page 25 of your annual report you disclose that you have legal, environmental and litigation risks inherent in your construction and chemical businesses. Please tell us and disclose in future filings your revenue recognition policy for your construction business and disclose the sales or the percentage of total sales attributed to the construction business.
Response:
In response to the staff’s comment #2, the Company respectfully submits that its revenue recognition policy pertaining to construction-type contracts is fully disclosed on pages 15, 16 and 34 of its annual report under the “Critical Accounting Policies and Estimates—Revenue Recognition” section of the MD&A and Note A(13) to the Consolidated Financial Statements as follows:
“In general, we account for long-term construction-type contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.”
Further, the Company respectfully submits that the percentage of the Company’s total gross revenues derived from such construction-type contracts is not material.
3.	Furthermore, we note from your disclosure that revenues are realizable, in part, when the services have been provided. Please tell us the percentage of total revenue attributed to services for the three years ended May 31, 2006. In future filings please clarify the services that you provide and if material, please state separately the net sales of tangible products and revenues from services (which is also applicable to your cost of sales). Refer to Rule 5-03 of Regulation S-X for guidance.

Terence O’Brien
Accounting Branch Chief
March 20, 2007

Response:
In response to the staff’s comment #3, the Company followed the guidelines established per Regulation S-X, Article 5-03(b) (1) and (2), and has combined each class of revenues not representing 10% of the total with product revenues. For the periods ended May 31, 2006, 2005 and 2004, gross services revenues amounted to approximately 4.5%, 4.1% and 4.0% for each period presented, respectively, significantly less than the 10% required for disclosure.
With regard to clarifying the types of services provided by the Company, in future filings, the “Critical Accounting Policies and Estimates,” section of the MD&A will be revised to include the following additional language, inserted as the first line of text in the second paragraph under the heading, Revenue Recognition:
“We also record revenues generated under long-term construction-type contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services.”
Note H — Contingencies and Loss Reserves, page 48
Environmental
4.	You disclose on pages 14 and 18 of your Form 10-K that your expenditures related to environmental matters have not had, and are not currently expected to have, a material adverse effect on your business, financial condition, results of operations or cash flows. However, your disclosures on pages 17 and 53 of your MD&A could imply that it is reasonably possible that environmental matters could be material. In this regard please clarify the following:

•	In Note H on page 53 of your MD&A you disclose that due to the uncertainty inherent in the loss reserve estimation process, you are unable to estimate an additional range of loss in excess of your accruals. Furthermore, you disclose that it is at least reasonably possible that actual costs will differ from estimates and such costs could be material to results of operations in a future period. It is unclear from your disclosure whether this uncertainty in loss reserve estimation is applicable to all of your loss reserves, as we note reserves for product, environmental and asbestos. Please tell us whether the above disclosure is applicable to all of your loss reserves, including environmental contingencies.

Terence O’Brien
Accounting Branch Chief
March 20, 2007

•	Please tell us whether individually or in aggregate it is reasonably possible that environmental liabilities could have a material adverse effect on your business, financial condition, results of operations or cash flows.
Response:
In response to the first bullet, the above cited disclosure is not applicable to environmental contingencies. In future filings, the Company will reorder the discussion in Note H to clarify that the above cited disclosure refers to the calculation of the asbestos reserve.
In response to the second bullet, please see Item 1 — Business — Environmental Matters on pages 9 and 10 of the 2006 Form 10-K, in which the Company discloses the following:
“The Company has in the past, and will in the future, incur costs to comply with environmental laws. Environmental laws and regulations are complex, change frequently and have tended to become stringent over time. In addition, costs may vary depending on the particular facts and development of new information. As a result, the Company’s operating expenses and continuing capital expenditures may increase, and more stringent standards may limit the Company’s operating flexibility. In addition, to the extent hazardous materials exist on or under real property, the value and future use of that real property may be adversely affected. Because the Company’s competitors will have similar restrictions, the Company’s management believes that compliance with more stringent environmental laws and regulations is not likely to affect the Company’s competitive position. However, a significant increase in these costs could adversely affect the Company’s business, results of operations, financial condition or cash flows.”
Product Liability
5.	Given the materiality of your product liability and your continual evaluation of your liability under the class action lawsuit settlement covering your Dryvit residential EIFS product line, detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from omitting important information. Please provide the required disclosures of SAB 5Y in future filings and show us what your future disclosure will look like:

•	circumstances affecting the reliability and precision of loss estimates;

Terence O’Brien
Accounting Branch Chief
March 20, 2007

•	the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

•	the timing of payments of accrued and unrecognized amounts;

•	the material components of the accruals and significant assumptions underlying estimates, for example legal, administrative and settlements;

•	the number of claims filed for each period presented;

•	the number of claims dismissed;

•	the number of claims settled;

•	the number of claims otherwise resolved;

•	the average costs per settled claim;

•	the total damages alleged at each balance sheet date (Reg. S-K, Item 103);

•	the aggregate settlement costs to date;

•	the aggregate costs of administering and litigating the claims.
Response:
The Company respectfully submits that the materiality of its product liability with respect to its Dryvit residential EIFS product line is declining due to the national class action settlement in respect of Bobby R. Posey, et al. v. Dryvit Systems, Inc. (formerly styled William J. Humphrey, et al. v. Dryvit Systems, Inc.) (Case No. 17,715-IV) (“Posey”) and that further disclosure regarding such residential related product liability claims is not required. Because of the Posey national class action settlement agreement, Dryvit’s future residential market exposure with respect to EIFS is substantially limited to (a) claims filed under the class action as of June 5, 2004, and (b) claims filed outside of the class action as of June 5, 2004. The Company previously had disclosed the number of pending individual residential lawsuits (those outside the Posey class) when the number of such cases was material. For example, the Company had disclosed that as of June 30, 2004, August 31, 2004, November 30, 2004, February 28, 2005, May 31, 2005, August 31, 2005, November 30, 2005 and February 28, 2006 the number of individual residential lawsuits pending was 275, 264, 205, 200, 180, 160, 150 and 100, respectively. Since May 31, 2006, the number of such individual residential cases has dropped to a level that the Company does not consider to be material.
With respect to claims filed under the Posey class action, the Company’s Quarterly Report on Form 10-Q for the period ended November 30, 2006 includes the following update of similar disclosure contained in the Company’s Annual Report on Form 10-K for the year ended May 31, 2006:

Terence O’Brien
Accounting Branch Chief
March 20, 2007

“As of November 30, 2006, approximately 7,198 total claims had been filed as of the June 5, 2004 claim filing deadline. Of these 7,198 claims, approximately 4,410 claims have been rejected or closed for various reasons under the terms of the settlement. Approximately 1,222 of the remaining claims are at various stages of review and processing under the terms of the settlement and it is possible that some of these claims will be rejected or closed without payment. As of November 30, 2006, a total of 1,566 claims have been paid for a total of approximately $13.3 million. Additional payments have and will continue to be made under the terms of the settlement agreement which include inspection costs, third party warranties and class counsel attorneys’ fees.”
With respect to residential lawsuits not included in the Posey class action settlement, the number of such lawsuits has consistently declined since June 30, 2004 as described above. There are now fewer than 100 such cases and the related exposure is not considered material. Based on the June 5, 2004 filing deadline, no further residential claims may be filed under the terms of the Posey class action settlement agreement.
As the EIFS related claims are resolved, the materiality of this product liability has declined and will continue to decline. Because the significance of the EIFS related claims is declining, the Company believes that detailed disclosures in future filings regarding the judgments and assumptions underlying the recognition measurement of the liabilities is not necessary to prevent the financial statements from omitting important information. Because of the declining materiality of the EIFS related claims, the Company has determined that in future filings the Company will decrease the prominence and breadth of its disclosure regarding such claims. For example, in future filings the Company will reorder the “Legal Proceedings” section by moving the subsection titled, “EIFS Litigation” from the beginning of that section to immediately after the subsection titled, “Asbestos Litigation.”
Asbestos
We have read your disclosures concerning your asbestos related liabilities. We note that it is possible that these liabilities could have a significant adverse impact on your operations and cash flows for a given quarter or year. Given the materiality of this liability, please provide the required disclosures of SAB 5Y in future filings and show us what your future disclosure will look like:
•	The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency. Specifically, please separately disclose the amount accrued for unasserted and known claims;

Terence O’Brien
Accounting Branch Chief
March 20, 2007

•	the number of claims filed for each period presented;

•	the average costs per settled claim;

•	the total damages alleged at each balance sheet date (Reg. S-K, Item 103);

•	the material components of the accruals.
Response:
With respect to the first bullet, the Company will include in future filings disclosure substantially similar to the following in Note H to the Consolidated Financial Statements:
“At May 31, 2006, our reserve for asbestos claims was $421.3 million, of which $318.0 million was reserved for unasserted potential future claims and $103.3 million was reserved for pending known claims.”
Future disclosures will reflect the relevant amounts with respect to the period being covered in the applicable report.
With respect to the second and fourth bullets and as previously stated in the Company’s prior response to the staff dated January 21, 2005, the Company does not review its reserve levels or record liabilities on a case by case basis. Instead, the Company values categories of claims in the aggregate based on the characteristics of the claims (e.g., disease classification, jurisdiction where the claim is filed, law firm representing claimant, prior experience with the firm, etc.). The damages alleged in a given case or associated with an individual claim is not meaningful since in the vast majority of cases, the damages are unspecified or the damages simply claim an amount sufficient to invoke the jurisdictional minimum of the trial court. Moreover, the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or resolution values. Therefore, any such damage claims are not included in the Company’s valuation process. The Company further believes that specific disclosure of the total damages alleged at each balance sheet date is not necessary to enable a reader to understand the scope of the asbestos related liabilities facing the Company. In addition, the Company already discloses, for each reporting period and the comparable period for the prior year (as shown below), the number of claims outstanding as of the end of such period, and the number of claims dismissed and/or settled during such period.
With respect to the third bullet, the Company will include in future filings disclosure substantially similar to the following in Note H to the Consolidated Financial Statements (underlining has been added below to show the type of additions that will be made to the Company’s disclosure under Item 3 — Legal Proceedings — Asbestos Litigation in future filings):

Terence O’Brien
Accounting Branch Chief
March 20, 2007

“As of May 31, 2006, the Company’s subsidiaries had a total of 10,580 active asbestos cases compared to a total of 8,646 cases as of May 31, 2005. For the fourth quarter ended May 31, 2006, the Company’s subsidiaries secured dismissals and/or settlements of 106 claims and made total payments of $12.9 million, which included defense costs paid during the current quarter of $7.1 million. For the comparable period ended May 31, 2005, dismissals and/or settlements covered 305 claims and total payments were $11.1 million, which included defense costs paid during the quarter of $8.1 million. Excluding defense costs, the average costs to resolve a claim, including dismissed claims, were $54,717 and $9,836 for the each of the quarters ended May 31, 2006 and 2005, respectively. The amount and timing of dismissals and settlements can fluctuate significantly from period to period resulting in volatility in the average costs to resolve claims in any given quarter or year. For the year ended May 31, 2006, our subsidiaries secured dismissals and/or settlements of 945 claims and made total payments of $59.9 million, which included defense costs paid during the current year of $24.0 million. For the comparable period ended May 31, 2005, dismissals and/or settlements covered 982 claims and total payments were $67.4 million, which included defense costs paid during the year of $20.8 million. Excluding defense costs, the average costs to resolve a claim, including dismissed claims, were $37,989 and $47,454 for each of the years ended May 31, 2006 and 2005. In some jurisdictions, cases may involve more than one individual claimant. As a result, settlement or dismissal statistics on a per case basis are not necessarily reflective of the payment amounts on a per claimant basis and the amounts and rates can vary widely depending on a variety of factors including the mix of malignancy and non-malignancy claims and the amount of defense costs incurred during the period.”
With respect to the fifth bullet, the Company will include in future filings disclosure substantially similar to the following in Note H to the Consolidated Financial Statements:
“The material components of the accruals are: (i) the gross number of open malignancy claims (principally mesothelioma claims) as these claims have the most significant impact on our asbestos settlement costs; (ii) historical and current settlement costs and dismissal rates by various categories; (iii) analysis of the jurisdiction and governing law of the states in which these claims are pending; (iv) outside defense counsel’s opinions and recommendations with respect to the merits of such claims; and (v) analysis of projected liability for unasserted potential future claims.”

Terence O’Brien
Accounting Branch Chief
March 20, 2007

In addition, the ongoing federal investigation into potential plaintiff attorney fraud surrounding asbestos claims may impact the Company’s reserve levels. As revealed in the 2005 ruling by U.S. District Judge Janis Graham Jack of Corpus Christi, Texas, potentially thousands of asbestos claims have been fraudulently filed against numerous defendant companies. More recently, Judge Harry Hanna of the Cuyahoga County Court of Common Pleas uncovered attorney misconduct in defrauding asbestos trust funds and obstructing discovery. Finally, defendants in a case in Federal Court in Pennsylvania have asked a judge to dismiss thousands of claims that were filed based on over 100,000 diagnoses submitted by six doctors. The defendant companies want the court to reject the diagnoses, because the doctors either have taken the Fifth Amendment against self-incrimination when asked to testify about their methods or have disavowed diagnoses attributed to them. The Company is following these developments closely to assess the impact on both pending known asbestos claims as well as filings of future unknown claims. If these claims of fraud are substantiated or if additional evidence of fraudulent asbestos related claims are uncovered, the Company believes that the level of new asbestos claims being filed may decrease at a faster pace than has been experienced to date. Any such future developments could have a material impact on the Company’s reserve levels and its related disclosures.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 622-8684 or Ed Moore at (330) 273-8874 at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming.
Very truly yours,
/s/ Melissa M. Gleespen
Melissa M. Gleespen

Terence O’Brien
Accounting Branch Chief
March 20, 2007

cc:	Frank C. Sullivan
P. Kelly Tompkins
Robert L. Matejka
Edward W. Moore, Esq.
Lee Thomas
Thomas F. McKee, Esq.